NEWS RELEASE

Trading Symbol:    TSX‐V: NUAG

OTCQX: NUPMF

NEW PACIFIC ANNOUNCES FILING OF AMENDED AND RESTATED TECHNICAL REPORT FOR SILVER SAND

PROJECT

VANCOUVER, BRITISH COLUMBIA – June 3, 2020 – New Pacific Metals Corp. (TSX‐V: NUAG) (OTCQX: NUPMF) (“New Pacific” or the “Company”) announces today the filing of an amended and restated technical report entitled “Silver Sand Deposit Mineral Resource Report (Amended)” with an effective date of January 16, 2020 (the “Amended and Restated Technical Report”) prepared by AMC Mining Consultants (Canada) Ltd. (“AMC”). The Amended and Restated Technical Report includes additional disclosure regarding the assumed mining costs, processing costs and metallurgical recoveries used to establish the cut‐off grade selected, but otherwise contains no material differences to the original technical report filed on May 25, 2020 (the “Original Technical Report”). The Mineral Resource estimates, project economics, an d conclusions and recommendations provided in the Original Technical Report remain unchanged. The Amended and Restated Technical Report was prepared in accordance with the Canadian Securities Administrators' National Instrument 43‐101 – Standards of Disclosure for Mineral Projects (“NI 43‐101”).

A copy of the Amended and Restated Technical Report is available under the Company's profile on SEDAR at www.sedar.com and on the Company's website at www.newpacificmetals.com.

Dinara Nussipakynova, P . Geo., Principal Geologist with AMC, is the Qualified Person for the purpose of NI 43‐101 who has approved the scientific and technical information contained in this news release.

ABOUT NEW PACIFIC

New Pacific is a Canadian exploration and development company which owns the Silver Sand Project, in the Potosí Department of Bolivia, and the Tagish Lake Gold Project in Yukon, Canada.

For further information, please contact:

New Pacific Metals Corp.
Gordon Neal President

Phone: (604) 633‐1368

Fax: (604) 669‐9387
info@newpacificmetals.com
www.newpacificmetals.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD‐LOOKING INFORMATION

Certain of the statements and information in this news release constitute "forward‐looking information" within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategies", "targets", "goals", "forecasts", "objectives", "budgets", "schedules", "potential" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward‐looking statements or information.

Forward‐looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward‐looking statements or information, including, without limitation, risks relating to: social and economic impacts of COVID‐19; development of the Company's projects; fluctuating equity, bond and commodity prices; loss of key personnel; dependence on management and others. This list is not exhaustive of the factors that may affect any of the Company's forward‐looking statements or information. Forward‐ looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward‐looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company's Annual Information Form for the year ended June 30, 2019 under the heading "Risk Factors". Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward‐looking statements or information.

The Company's forward‐looking statements or information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this news release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward‐looking statements or information if circumstances or management's assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward‐looking statements or information.